N4 FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2018

	Common Stock		Paid in Capital		Retained Earnings		Total	
Stockholders' equity, beginning of year	$	100	$	174,900	$	47,357	$	222,357
Capital contributions		-		-		-		-
Capital withdrawals		-		-		-		-
Net income (loss)		-		-		(14,667)		(14,667)
Stockholders' equity, end of year	$	100	$	174,900	$	32,690	$	207,690